CBA Response Letter
Annex A — Statement of Brilliance China Automotive Holdings Limited

August 12, 2005
VIA EDGAR AND FACSIMILE
Mr. David R. Humphrey
Ms. Amy Geddes
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561
Re:	Brilliance China Automotive Holdings Limited Form 20-F for the year ended December 31, 2004 Commission File Number: 001-11412
Dear Mr. Humphrey and Ms. Geddes:
     Brilliance China Automotive Holdings Limited (together with its subsidiaries, the “Company”) has requested us to respond to the Staff’s comment letter, dated August 1, 2005, relating to the Company’s annual report on Form 20-F for the year ended December 31, 2004 (the “Form 20-F”).
     The Company has responded to all of the Staff’s comments either by (i) providing revised disclosure to comply with the comment in future filings, (ii) providing an explanation if the Company has not so revised the disclosure or (iii) providing supplemental information as requested.
     The Company’s responses to the Staff’s comments are as follows (the numbered paragraphs below correspond to the numbered paragraphs of the Staff’s comment letter, which
Shearman & Sterling LLP is a limited liability partnership organized in the United States under the laws of the State of Delaware, which laws limit the personal liability of partners.

Mr. David R. Humphrey
Ms. Amy Geddes

have been retyped herein in bold for your ease of reference). In addition, attached as Annex A to this letter, is the statement from the Company requested by the Staff.
Item 5. Operating and Financial Review and Prospects
Liquidity and Capital Resources
Table of Contractual Obligations, Page 41
1.	We note that you have included only unconditional purchase obligations and operating lease payments in your table of contractual obligations, but you issued convertible bonds in November 2003 that have not yet been redeemed. Please revise your table of contractual obligations to include the principal amount of the convertible bonds issued in November 2003 as well as the total interest to be accrued over the remaining term. Your tabular disclosure should be accompanied by a footnote explanation of the methodology used in the calculation of total interest. See Section IV.A of FR-72 for guidance.
In future filings, the Company will revise the table of contractual obligations to include the principal amount of the convertible bonds issued in November 2003 in the form provided below. Notes 1 through 4 are provided for reference only for purposes of this response.

	Payment due by period
	(Amount in thousands of Rmb)
		Less than			More than
Contractual Obligations	Total	1 year	1-3 years	4-5 years	5 years
Notes payable *	5,780,171	5,780,171	—	—	—
Notes payable to affiliated companies ** (Note 1)	121,162	121,162	—	—	—
Convertible bonds ***	1,692,875	—	1,692,875	—	—
Financing from BMW Brilliance **** (Note 2)	91,934	91,934	—	—	—
Operating Lease Obligations (Relating to Offices and Property)	64,561	10,510	8,304	6,536	39,211
Unconditional Purchase Obligations	551,184	551,184	—	—	—
Total	8,301,887	6,554,961	1,701,179	6,536	39,211

*	A portion of notes payable includes interest which is calculated using the simple interest method at annual interest rates based on their maturity periods.

**	Notes payable to affiliated companies are non-interest bearing.

***	Accrued interest is calculated on the outstanding principal using the compound interest method on a daily basis. (Note 3)

****	Accrued interest is calculated on the outstanding principal using the compound interest method on a quarterly basis.

Mr. David R. Humphrey
Ms. Amy Geddes

Notes for reference:
1.	This amount is disclosed in “Notes payable to affiliated companies” on page 60 of the Form 20-F.

2.	The principal of this amount (approximately Rmb74,605,000) is disclosed in “Advances from affiliated companies” on page 60 of the Form 20-F.

3.	Additional details of the convertible bonds are disclosed in note 16 to the Consolidated Financial Statements on page F-36.

2.	It appears you have other debt obligations, such as bank notes payable and notes payable to affiliated companies, that should be included (along with related interest) in your table of contractual obligations. Please revise, as appropriate.
In future filings, the Company will revise its table of contractual obligations to include these items as provided above in the response to the first comment.

Note 3 — Summary of Significant Accounting Policies
(d) Inventories, page F-14
3.	We note from your policy discussion here and elsewhere in your filing that you provide an allowance for excess and obsolete inventory. Supplementally explain to us and expand your disclosure in future filings to include how you identify excess or obsolete inventory.
The Company identifies potential losses from excess, obsolete and slow-moving inventories by specific identification and will revise the disclosure of its accounting policy for inventories in future filings as follows:
Inventories are carried at the lower of cost or market. Cost comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Cost is calculated on a moving-average basis, except for costs of work-in-progress and finished goods of sedans and minibuses, which are calculated by the specific identification basis with effect from July 1, 2004. The effect of this change in the basis for calculating costs for work-in-progress and finished goods did not have a significant impact on the Company’s consolidated financial statements. The Company provides allowance for excess, slow moving and obsolete inventory by specific identification and reduces the carrying value of its inventory to the lower of cost or market. When inventories are sold, the carrying amount of those inventories is recognized as an expense in the period in which the related revenue is recognized.

4.	As a related matter, we note from your statement of cash flows presented on page F-7 that it appears you have sold a material amount of previously reserved inventory. Supplementally explain the facts and circumstances surrounding the

Mr. David R. Humphrey
Ms. Amy Geddes

initial recognition of a reserve on this inventory as well those surrounding the sale of such inventory during 2004.
The Company recognizes reserves on its inventory based on an in-depth review exercise at the end of each financial year to identify in each relevant department:
(i)	raw materials that cannot be used in production and with resale value less than cost; and

(ii)	defective finished goods which require repairs in order to be saleable (e.g. finished goods damaged during the testing process).
Provisions for inventories are made to bring the value of inventories to a level equal to the lower of cost or market. The Company disposes of these previously reserved inventories in its ordinary course of business. During 2004, the Company disposed of previously reserved inventories (cost: Rmb 46 million and related reserve: Rmb 15 million) for Rmb 25 million at a loss of Rmb 6 million. In 2003, the Company also disposed of previously reserved inventories (cost: Rmb 42 million and related reserve: Rmb 18 million) for Rmb 26 million at a gain of Rmb 2 million. There were no special circumstances surrounding these sales.

Note 11 — Property, Plant, and Equipment, page F-29
5.	We note that you have recognized an impairment of RMB 10 million on property, plant, and equipment. In this regard, please revise your disclosure to include the disclosures required by paragraph 26 of SFAS 144.
In accordance with paragraph 26 of SFAS 144, the Company will revise its disclosure in future filings to include the following:
In 2004, the Company assessed the recoverability of the carrying value of certain fixed assets held by its minibus and automotive components segment, which resulted in impairment losses of approximately Rmb10 million. These losses reflect the amounts by which the carrying values of these assets exceeded their estimated fair values determined by their estimated discounted future cash flows. The impairment loss was recorded as a component of “Selling, general and administrative expenses” in the Consolidated Statement of Income and Comprehensive Income for that year.

Mr. David R. Humphrey
Ms. Amy Geddes

Note 12 — Intangible Assets, page F-30
6.	We note that from your disclosure on page F-14 that purchased intangible assets with finite lives are amortized over a period of 7 years. We also note from your disclosure in Note 12 on page F-31 that two major intangible assets comprise your balance: sedan design rights and component and parts technology rights. Please revise your disclosure to present the items required by paragraph 44 of SFAS 142 for each of these major intangible assets classes.
The Company has determined that it has disclosed in Note 12 the items required by paragraph 44 of SFAS 142 for its group of intangible assets that are similar by their use in its operation.
The categories described in Note 12, (a) Sedan design right and (b) Components and parts technology right, are applied/related to a specific model of Zhonghua sedan, namely, the “M1” series, and the Company will assess the future economic benefit of (a) and (b) as a whole based on net future cash flow from the manufacture and sale of the M1.

7.	As a related matter, supplementally explain to us how the impairment of the intangible assets related to the Zhonghua sedan has affected your assessment of their estimated economic lives. We may have further comment on your response.
In reviewing long-lived asset values, the Company applied the provisions of SFAS No. 144. The Company has continually evaluated the appropriateness of useful lives and residual useful life assigned to long-lived assets, including identifiable intangible assets and goodwill. In addition, the recognition of an impairment charge is not a substitute for choosing the appropriate initial amortization or depreciation period or subsequently adjusting this period as company or industry conditions change nor does it affect selection of, or changes to, estimated residual values.
Based on the Company’s policy on reviewing the long-lived asset values, the estimated economic life of 7 years of the purchased intangible assets with finite life related to the Zhonghua sedan was based on their estimated production life whereas the impairment of these intangible assets was based on the lower than expected demand of the Zhonghua sedan in 2004. Accordingly, the impairment of the intangible assets related to the Zhonghua sedan did not affect the Company’s assessment of that product’s estimated economic life.
* * * * * *
     You may reach me by telephone at my office in Beijing at (8610) 6505-7202 or on my cell phone at (86 139) 1012-7951. In my absence, please contact Blake Dunlap of our Hong Kong Office at (852) 2978-8019 or on his cell phone at (852) 9052-3388.

Sincerely yours,
/s/ Alan Seem
Alan Seem

Mr. David R. Humphrey
Ms. Amy Geddes

cc:	Wu Xiao An Lin Xiaogang Zha Jianping Brilliance China Automotive Holdings Limited

Daniel Lin Calvin Chiu Moores Rowland Mazars

Matthew D. Bersani Blake Dunlap Shearman & Sterling LLP

Annex A
Statement of Brilliance China Automotive Holdings Limited
     The undersigned, on behalf of Brilliance China Automotive Holdings Limited (the “Company”), hereby acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings, (ii) staff comments or changes to disclosure in response to staff comments in the Company’s filings reviewed by the staff do not foreclose the United States Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Company’s filings, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
By:	/s/ Wu Xiao An
	Name:	Wu Xiao An
	Title:	Chairman

By:	/s/ Lin Xiaogang
	Name:	Lin Xiaogang
	Title:	Chief Executive Officer